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VIA EDGAR

January 19, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Ivanhoe Electric Inc. Registration Statement on Form S-1 Filed December 27, 2022 File No. 333-269029

Ladies and Gentlemen:

On behalf of Ivanhoe Electric Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 29, 2022, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on December 27, 2022 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 filed December 27, 2022

General

1.	We note that the registration statement covers the resale of up to 29,335,389 shares of your common stock. However, it is not clear from your disclosure that all of the shares to be offered and sold under this registration statement are outstanding, or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

The Company advises the Staff that all shares covered by the registration statement are currently outstanding. The Company notes, that with respect to the I-Pulse Convertible Notes described on page 130 of the Amended Registration Statement, holders of the I-Pulse Notes have the option to exchange their outstanding notes for outstanding shares of the Company’s common stock held by I-Pulse, the Company’s former parent, at a fixed price pursuant to the terms of the I-Pulse Notes. The exchange of outstanding I-Pulse Notes for shares of the Company’s common stock would be conducted pursuant to an exemption from registration and the Registration Statement covers the exchanged shares held by holders with registration rights related to such shares pursuant to the terms of the Company’s Second Amended and Restated Stockholders’ Agreement. Certain other holders of I-Pulse Notes that are not party to the Second Amended and Restated Stockholders’ Agreement do not have registration rights related to shares received on the exchange of the their I-Pulse Notes.

U.S. Securities & Exchange Commission

January 19, 2023

2.	We note that you incorporate by reference into your registration statement information filed after the effective date of the registration statement. However, since you have not yet filed an annual report, it does not appear that you are eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please revise.

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to remove references to incorporation by reference.

On behalf of the Company, we thank the Staff for its review of the foregoing and of the Amended Registration Statement. If you have further comments, please do not hesitate to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone, Esq.

cc:	Taylor Melvin